Exhibit 99.1

Uxin Reports Unaudited Third Quarter of 2019 Financial Results

BEIJING, November 27, 2019 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

On September 30, 2019, the Company announced that it had entered into definitive agreements with Golden Pacer, a leading financial technology platform in China, to divest its loan facilitation related business, following the announcement made on July 12, 2019 that the Company entered into a binding term sheet with Golden Pacer relating to the divestiture. The transactions contemplated under the definitive agreements are subject to certain closing conditions and expected to close by the end of 2019. Pursuant to the agreements, Golden Pacer takes over the divested business starting from July 1, 2019.  Discontinued operations related to the divestiture will be fully consolidated into and reflected on Golden Pacer’s income statement starting from the third quarter of 2019 to the closing date. Assets and liabilities related to the divested business prior to July 1, 2019 will be recorded as the assets and liabilities held for sale on the Company’s balance sheet until these assets and liabilities are transferred to Golden Pacer. The discussion below in this press release relates to the continuing operations only, unless indicated otherwise.

Third Quarter 2019 Operational Highlights

•                      2C Transaction volume increased to 23,566 units in the third quarter of 2019, representing a year-over-year growth of 107.3%.

•                      2B Transaction volume decreased to 30,658 units in the third quarter of 2019, representing a year-over-year decline of 66.6%, as a result of the Company’s continuing shift of strategic focus towards its 2C business.

•                      2C GMV1 increased to RMB2,828 million in the third quarter of 2019, representing a year-over-year growth of 110.0%.

•                      2B GMV decreased to RMB1,537 million in the third quarter of 2019, representing a year-over-year decline of 64.1%.

Third Quarter 2019 Financial Highlights

•                      Total revenues were RMB461.4 million (US$65.2 million) in the third quarter of 2019, representing a year-over-year growth of 33.4%.

•                      2C Revenue was RMB327.5 million (US$46.3 million) in the third quarter of 2019, representing a year-over-year growth of 246.9%.

•                      2B Revenue was RMB71.7 million (US$10.1 million) in the third quarter of 2019, representing a year-over-year decline of 62.5%.

•                      Gross profit was RMB254.8 million (US$36.0 million) in the third quarter of 2019, representing a year-over-year growth of 60.8%. Gross margin increased to 55.2% in the third quarter of 2019, compared to 45.8% in the same period last year.

•                      Loss from continuing operations was RMB253.1 million (US$35.8 million) in the third quarter of 2019, a decrease from RMB489.8 million in the same period last year.

•                      Non-GAAP adjusted loss from continuing operations was RMB254.3 million (US$36.0 million) in the third quarter of 2019, a decrease from RMB418.1 million in the same period last year.

•                      Net loss from continuing operations was RMB267.2 million (US$37.8 million) in the third quarter of 2019, a decrease from RMB516.9 million in the same period last year.

•                      Non-GAAP adjusted net loss from continuing operations was RMB268.4 million (US$37.9 million) in the third quarter of 2019, a decrease from RMB445.2 million in the same period last year. Non-GAAP adjusted net loss from continuing operations as a percentage of total revenues was 58.2% in the third quarter of 2019, a decrease from 128.7% in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We are pleased to deliver a solid set of results for the third quarter with our total 2C revenue significantly increasing by 247% and non-GAAP adjusted net loss from continuing operations notably narrowing by 40% year-over-year. While transaction volume was relatively flat compared to the second quarter due to a short-term impact from the early adoption of new emission standard China Six in some cities, we recorded over 23,500 online used car transactions in the third quarter, achieving a 107% year-over-year increase. Moreover, our unique value propositions powered by our online products and services and our strong monetization ability enabled us to further increase the total 2C take rate from 11.2% in the second quarter to 11.6% in the third quarter, equivalent to per-unit revenue of approximately RMB14,000. Given that the used car sector typically shows resilience when it gradually digests the impact from policy changes as more used car inventory meeting the new emission standard becomes increasingly available on the market, we are confident that we will continue our strong growth trajectory for online transaction volume in the coming year-end peak season.”

Mr. Dai added, “As China’s leading online used car dealer, through our online virtual inventory system connecting over 20,000 used car suppliers across China, we are able to provide consumers with a wider selection of used cars and better prices by directly matching the diversified used car demand and nationwide supply in a highly efficient manner, no matter where the consumer lives or where the inventory is located. This, coupled with our one-stop online purchasing experience and high-quality professional customer services, has increasingly reinforced our value propositions that differentiate us in the market and strengthened our monetization ability. As we are committed to building the best destination for consumers to buy used cars online in China, we believe the growing traction from our target clientele will translate into expanded topline and improved margins over the long term.”

Mr. Zhen Zeng, Chief Financial Officer of Uxin, said, “In the third quarter, our total revenues increased by 33% year-over-year to RMB461 million, particularly driven by a 247% year-over-year growth of our 2C revenue. Our solid results were also marked by an improving margin profile as a result of our proactive and effective cost management. In particular, as we continued to enhance inspection-to-sales conversion and optimize logistics planning, gross margin further increased to 55% in the quarter from 46% in the prior-year period and 53% in the previous quarter. In addition, our non-GAAP adjusted net loss from continuing operations narrowed significantly by 40% year-over-year and 19% quarter-over-quarter to RMB268 million in the quarter, which is a strong testament to our efforts to further streamline our business operations and enhance efficiency. Looking ahead, prudent cost control and operating efficiency will continue to be one of our key focuses. We believe that our improving ability to monetize online used car transactions and continuing optimization in our operations and cost structure will position us well for driving topline growth, improving margins, and narrowing losses as the year concludes.”

Mr. Zeng added, “Looking forward, we are confident that our business is well supported by our current cash position. First, divesting the loan facilitation related business has significantly lowered our cash requirement. Second, we believe our losses will continue to narrow as a result of our ongoing efforts in cost control and enhancing operating efficiency. Third, pursuant to the definitive agreements we entered into with Golden Pacer, the working capital associated with the divested loan facilitation business we advanced to certain financing partners on behalf of Golden Pacer during the third quarter will be returned back to us in due course when the transaction is closed. Fourth, we expect to receive an aggregate cash consideration of US$100 million after the closing of the transaction. All of this will contribute to our cash position, and coupled with our continuous efforts to enhance our monetization ability and operating efficiency, we believe we can build a more sustainable and profitable business over the long run.”

Third Quarter 2019 Financial Results

Total revenues increased to RMB461.4 million (US$65.2 million) in the third quarter of 2019, representing an increase of 33.4% from RMB345.9 million in the same period last year, primarily due to the increases in 2C transaction volume, GMV, commission rate2 and VAS take rate3.

2C Business: Revenue of 2C business was RMB327.5 million (US$46.3 million) in the third quarter of 2019, representing an increase of 246.9% from RMB94.4 million in the same period last year. The 2C transaction volume, or online used car transaction volume, increased by 107.3% year-over-year to 23,566 units in the third quarter of 2019, and its corresponding GMV increased by 110.0% year-over-year to RMB2,828 million.

•                      Commission revenue was RMB176.2 million (US$24.9 million) in the third quarter of 2019, representing an increase of 192.6% from RMB60.2 million in the same period last year, primarily due to the increases in the transaction volume, GMV and commission rate. Benefiting from the Company’s stronger value propositions to consumers, improved user experience and higher pricing power, the commission rate increased to 6.2% during the quarter from 4.5% in the same period last year.

•                      Value-added service revenue was RMB151.4 million (US$21.4 million) in the third quarter of 2019, representing an increase of 342.2% from RMB34.2 million in the same period last year, primarily due to the increases in the transaction volume, GMV and VAS take rate. The VAS take rate increased to 5.4% in the third quarter of 2019 from 2.5% in the same period last year, primarily driven by higher pricing power brought by the optimized and diversified services.

2B Business:

•                      2B transaction facilitation revenue was RMB71.7 million (US$10.1 million) in the third quarter of 2019, representing a decrease of 62.5% from the same period last year, due to the decline in transaction volume. 2B transaction volume decreased by 66.6% year-over-year to 30,658 units in the third quarter of 2019, due to the Company’s continuing shift of strategic focus towards its 2C business. 2B GMV decreased to RMB1,537 million in the third quarter of 2019, representing a year-over-year decrease of 64.1%. The take rate for 2B transaction facilitation4 slightly increased to 4.7% in the third quarter of 2019 from 4.5% in the same period last year.

Cost of revenues increased to RMB206.6 million (US$29.2 million) in the third quarter of 2019, representing an increase of 10.2% from RMB187.4 million in the same period last year, primarily due to the increase in salaries and benefits of employees engaged in car inspection, quality control, customer service and after-sales service, as well as the increase in fulfillment cost, which was correspondingly driven by the increase in the transaction volume.

Gross profit increased to RMB254.8 million (US$36.0 million) in the third quarter of 2019, representing an increase of 60.8% from RMB158.4 million in the same period last year. Gross margin increased to 55.2% in the third quarter of 2019 from 45.8% in the same period last year, driven by better economies of scale and optimized cost structure.

Total operating expenses were RMB509.9 million (US$72.1 million) in the third quarter of 2019. Total operating expenses excluding the impact of share-based compensation were RMB511.1 million.

•                      Sales and marketing expenses decreased by 26.4% year-over-year to RMB330.3 million (US$46.7 million) in the third quarter of 2019. The decrease mainly reflects the Company’s continuous efforts to enhance operating efficiency. Sales and marketing expenses, excluding share-based compensation expenses of nil, as a percentage of total revenues decreased to 71.6% during the quarter from 129.8% in the same period last year.

•                      General and administrative expenses decreased by 24.0% year-over-year to RMB125.8 million (US$17.8 million) in the third quarter of 2019. The decrease was mainly due to the decrease in share-based compensation expenses. General and administrative expenses, excluding immaterial share-based compensation expenses, were RMB125.8 million, which represented 27.3% of total revenues, remaining stable compared to the same period last year.

•                      Research and development expenses increased by 57.8% year-over-year to RMB53.8 million (US$7.6 million) in the third quarter of 2019. The increase was primarily due to the increase in salaries and benefits expenses. Research and development expenses, excluding the impact of share-based compensation, were RMB55.0 million, which represented 11.9% of total revenues, compared to 9.7% in the same period last year.

Loss from continuing operations was RMB253.1 million (US$35.8 million) in the third quarter of 2019, a decrease from RMB489.8 million in the same period last year.

Non-GAAP adjusted loss from continuing operations, which excludes the impact of share-based compensation of RMB1.2 million, was RMB254.3 million (US$36.0 million) in the third quarter of 2019, a decrease from RMB418.1 million in the same period last year.

Net loss from continuing operations was RMB267.2 million (US$37.8 million) in the third quarter of 2019, a decrease from RMB516.9 million in the same period last year. The narrowed net loss was primarily due to better economies of scale and greater operating leverage generated from the Company’s continuing efforts to streamline business operations and enhance operating efficiency.

Non-GAAP adjusted net loss from continuing operations, which excludes the impact of share-based compensation of RMB1.2 million, was RMB268.4 million (US$37.9 million) in the third quarter of 2019, a decrease from RMB445.2 million in the same period last year.

As of September 30, 2019, the Company had cash and cash equivalents of RMB627.1 million (US$88.7 million).

Recent Update - Changes of Directors

Mr. Muyuan Wang has been appointed as a director of the Company’s board of directors on November 25, 2019. Mr. Wang currently serves as a senior director of the Mobile Ecological Group of Baidu, Inc. (Nasdaq: BIDU) and is in charge of Baidu’s various business lines with a focus on exploring innovative business opportunities in the car, business development, education, travelling and gaming industries. Mr. Wang received his bachelor’s and master’s degrees in automation from Tsinghua University in 2003 and 2005, respectively, as well as a master’s degree from University of Illinois Urbana-Champaign in 2007.

Mr. Dou Shen has resigned from the Company’s board of directors on November 25, 2019 for personal reasons.

Business Outlook

For the fourth quarter of 2019, taking into account the divestiture of the Company’s loan facilitation related business to Golden Pacer, Uxin expects total revenues to be in the range of RMB540 million to RMB560 million.

As the Company is focused on cost control and efficiency measures to build a more sustainable and profitable business in the long run, Uxin will also provide guidance on near-term operating profit expectations going forward. The Company expects non-GAAP adjusted loss from continuing operations to be in the range of RMB150 million to RMB170 million for the fourth quarter of 2019.

This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM on November 27, 2019 U.S. Eastern Time (9:00 PM on November 27, 2019 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1 866 519 4004 or +1 845 675 0437
International:	+65 6713 5090
Mainland China:	400 620 8038 or 800 819 0121
Hong Kong:	800 906 601 or +852 3018 6771
Conference ID:	1882428

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xin.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until December 12, 2019, by dialing the following telephone numbers:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	1882428

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers to buy used cars through an innovative integrated online platform and offline service and fulfilment networks, which address each step of the transaction and cover the entire value chain. Its online presence is bolstered by an offline network of more than 1,500 service centers in over 230 prefecture-level cities throughout China.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses a non-GAAP measure, adjusted loss from operations, adjusted net loss and adjusted net loss per share, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from operations excluding share-based compensation. The Company defines adjusted net loss as net (loss)/income excluding share-based compensation and fair value change of derivative liabilities. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss enables the management to assess the Company’s operating results without considering the impact of share-based compensation and fair value change of derivative liabilities, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value change of derivative liabilities have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0729 to US$1.00, representing the index rate as of the end of September 2019 stipulated by the People’s Bank of China. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

1  GMV is gross merchandise value as measured by gross selling price of used cars, excluding service fees charged.

2  The commission rate is measured by 2C commission revenue divided by 2C GMV.

3  The VAS take rate is measured by 2C VAS revenue divided by 2C GMV.

4  The take rate for 2B transaction facilitation is measured by 2B transaction facilitation revenue divided by 2B GMV.

Uxin Limited

Unaudited Consolidated Statements of Comprehensive (Loss)/Income

(In thousands except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues
To consumers (“2C”)
- Commission revenue	60,200	176,169	24,908	80,560	503,910	71,245
- Value-added service revenue	34,224	151,350	21,399	46,410	413,234	58,425
To businesses (“2B”)
- Transaction facilitation revenue	191,192	71,655	10,131	460,940	209,571	29,630
Others	60,255	62,243	8,800	235,767	162,062	22,913
Total revenues	345,871	461,417	65,238	823,677	1,288,777	182,213

Cost of revenue	(187,427)	(206,594)	(29,209)	(482,170)	(595,935)	(84,256)
Gross profit	158,444	254,823	36,029	341,507	692,842	97,957

Operating expenses
Sales and marketing	(448,674)	(330,260)	(46,694)	(1,267,910)	(1,085,134)	(153,421)
General and administrative	(165,521)	(125,848)	(17,793)	(1,157,851)	(430,198)	(60,823)
Research and development	(34,069)	(53,763)	(7,601)	(102,321)	(156,392)	(22,111)
Total operating expenses	(648,264)	(509,871)	(72,088)	(2,528,082)	(1,671,724)	(236,355)

Other operating income	—	1,915	271	—	1,915	271

Loss from continuing operations	(489,820)	(253,133)	(35,788)	(2,186,575)	(976,967)	(138,127)

Interest income	7,638	7,177	1,015	22,953	9,585	1,355
Interest expenses	(29,552)	(29,796)	(4,213)	(39,778)	(82,728)	(11,696)
Other income	9,085	9,760	1,380	15,019	40,753	5,762
Other expenses	(2,506)	(16,458)	(2,327)	(14,063)	(26,634)	(3,766)
Foreign exchange (losses)/gains	(10,805)	4,942	699	(7,522)	4,239	599
Fair value change of derivative liabilities	—	—	—	1,185,090	—	—
Gain from disposal of investment	—	—	—	—	28,257	3,995
Impairment of long-term investment	—	—	—	—	(37,775)	(5,341)
Loss from continuing operations before income tax expense	(515,960)	(277,508)	(39,234)	(1,024,876)	(1,041,270)	(147,219)
Income tax (expense)/credit	(895)	384	54	(1,722)	4,459	630
Equity in gains of affiliates	—	9,942	1,406	—	24,105	3,408
Net loss from continuing operations, net of tax	(516,855)	(267,182)	(37,774)	(1,026,598)	(1,012,706)	(143,181)
Less: net loss attributable to non-controlling interests shareholders	(1,479)	(332)	(47)	(15,219)	(1,123)	(159)
Net loss from continuing operations, attributable to UXIN LIMITED	(515,376)	(266,850)	(37,727)	(1,011,379)	(1,011,583)	(143,022)

Discontinued operations
(Loss)/income from discontinued operations before income tax	(73,021)	—	—	(188,442)	107,227	15,160
Income tax expense	(4,123)	—	—	(8,680)	(12,689)	(1,794)
Net (loss)/income from discontinued operations	(77,144)	—	—	(197,122)	94,538	13,366
Net (loss)/income from discontinued operations attributable to UXIN LIMITED	(77,144)	—	—	(197,122)	94,538	13,366

Net loss	(593,999)	(267,182)	(37,774)	(1,223,720)	(918,168)	(129,815)
Less: net loss attributable to non-controlling interests shareholders	(1,479)	(332)	(47)	(15,219)	(1,123)	(159)
Net loss attributable to UXIN LIMITED	(592,520)	(266,850)	(37,727)	(1,208,501)	(917,045)	(129,656)
Accretion on redeemable preferred shares	—	—	—	(318,951)	—	—
Deemed dividend to preferred shareholders	—	—	—	(544,773)	—	—

Net loss attributable to ordinary shareholders	(592,520)	(266,850)	(37,727)	(2,072,225)	(917,045)	(129,656)

Net loss	(593,999)	(267,182)	(37,774)	(1,223,720)	(918,168)	(129,815)
Foreign currency translation	15,337	(32,381)	(4,578)	(4,251)	(39,213)	(5,544)

Total comprehensive loss	(578,662)	(299,563)	(42,352)	(1,227,971)	(957,381)	(135,359)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(1,479)	(332)	(47)	(20,350)	(1,123)	(159)
Total comprehensive loss attributable to UXIN LIMITED	(577,183)	(299,231)	(42,305)	(1,207,621)	(956,258)	(135,200)

Net loss attributable to ordinary shareholders	(592,520)	(266,850)	(37,727)	(2,072,225)	(917,045)	(129,656)
Weighted average shares outstanding – basic	877,180,394	882,780,751	882,780,751	345,484,292	882,463,904	882,463,904
Weighted average shares outstanding – diluted	877,180,394	882,780,751	882,780,751	345,484,292	882,463,904	882,463,904

(Loss)/earnings per share for ordinary shareholders, basic
Continuing operations	(0.59)	(0.30)	(0.04)	(5.43)	(1.15)	(0.16)
Discontinued operations	(0.09)	—	—	(0.57)	0.11	0.02

(Loss)/earnings per share for ordinary shareholders, diluted
Continuing operations	(0.59)	(0.30)	(0.04)	(5.43)	(1.15)	(0.16)
Discontinued operations	(0.09)	—	—	(0.57)	0.10	0.01

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	800,997	627,062	88,657
Restricted cash	548	2	—
Accounts receivable	51,610	46,142	6,525
Short-term investments	596,078	123,586	17,473
Advance to sellers	692,714	655,912	92,736
Other receivables, net	204,454	192,446	27,209
Inventory	19,380	13,350	1,888
Amounts due from related parties(i)	—	243,126	34,374
Prepaid expenses and other current assets	316,386	255,198	36,081
Financial lease receivables, net	56,801	15,746	2,226
Assets held for sale, current	3,929,666	4,071,522	575,651
Total current assets	6,668,634	6,244,092	882,820

Non-current assets
Property, equipment and software, net	199,271	129,306	18,282
Intangible assets, net	21,179	14,125	1,997
Goodwill	110,424	110,424	15,612
Long term investments	349,882	266,854	37,729
Operating lease right-of-use assets, net(ii)	—	198,694	28,092
Total non-current assets	680,756	719,403	101,712

Total assets	7,349,390	6,963,495	984,532

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	142,888	20,000	2,828
Accounts payable	156,320	159,716	22,581
Advance from buyers collected on behalf of sellers	375,803	391,161	55,304
Other payables and accruals, current	1,197,300	1,376,596	194,629
Deferred revenue	115,160	77,101	10,901
Convertible bonds, current(iii)	1,188,192	101,432	14,341
Operating lease liability, current(ii)	—	137,360	19,421
Liabilities held for sale	1,436,325	1,086,860	153,665
Total current liabilities	4,611,988	3,350,226	473,670

Non-current liabilities
Long-term borrowings	361,000	233,000	32,943
Deferred tax liabilities	4,759	3,480	492
Other payables and accruals, non-current	—	20,892	2,954
Convertible bonds, non-current(iv)	—	1,804,950	255,192
Operating lease liability, non-current(ii)	—	54,361	7,686
Total non-current liabilities	365,759	2,116,683	299,267

Total liabilities	4,977,747	5,466,909	772,937

Shareholders’ equity
Ordinary shares	575	577	82
Additional paid-in capital	12,967,986	13,050,308	1,845,114
Accumulated other comprehensive income	86,061	46,848	6,624
Accumulated deficit	(10,680,489)	(11,597,534)	(1,639,714)
Total Uxin’s shareholders’ equity	2,374,133	1,500,199	212,106
Non-controlling interests	(2,490)	(3,613)	(511)
Total shareholders’ equity	2,371,643	1,496,586	211,595

Total liabilities and shareholders’equity	7,349,390	6,963,495	984,532

Notes:

(i) According to the definitve agreements the Company entered into with Golden Pacer, the change of net assets related to the divestiture will be belonged to Golden Pacer. Thus, all changes of net assets were recorded in amounts due from related party.

(ii) The Company adopted ASC 842 using the additional transition method with an effective date of January 1, 2019 for leases that existed on that date. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. No cumulative effect adjustment to the opening balance of retained earnings was required.

(iii) The Company entered into a convertible note purchase agreement with PacificBridge Asset Managment on July 12, 2019, pursuant to which the Company issued and sold 12-month convertible notes in an aggregate principal amount of US$7.7 million in July and US$ 6.6 million in August.

(iv) Correction of an error - The Company entered into a convertible note purchase agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors on May 28, 2019, pursuant to which the Company issued and sold convertible notes in an aggregate principal amount of US$230 million (equivalent to Rmb1,581 million) in June 2019. It is noted that the Company mis-classified these convertible notes in current liabilities section of the Balance Sheet as of June 30, 2019, previously furnished to the SEC as part of the Company’s earnings release for the second quarter of 2019 on Form 6-K on September 23, 2019, the “as-revised” current liability as of June 30, 2019 should have been Rmb 3,155 million, and the long-term liability as of June 30, 2019 should have been Rmb1,938 million. This error of mis-classification has been corrected and reclassified to non-current liabilities as of September 30, 2019. Management concluded the error was not material to the previously issued financial statements.

The Company also entered into a convertible note purchase agreement with PacificBridge Asset Management on July 12, 2019, pursuant to which the Company issued and sold 15-month convertible notes in an aggregate principal amount of US$17.1 million in July and US$7.9 million in August 2019.

* Share-based compensation charges from continuing operations included are as follows:

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenue	(16)	—	—	137	—	—
Sales and marketing	(157)	—	—	387	—	—
General and administrative	71,213	37	5	917,352	75,846	10,723
Research and development	634	(1,239)	(175)	15,893	(410)	(58)

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuting Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Loss from continuing operations	(489,820)	(253,133)	(35,788)	(2,186,575)	(976,967)	(138,127)
Add: Share-based compensation expenses	71,674	(1,202)	(170)	933,769	75,436	10,665
- Cost of revenue	(16)	—	—	137	—	—
- Sales and marketing	(157)	—	—	387	—	—
- General and administrative	71,213	37	5	917,352	75,846	10,723
- Research and development	634	(1,239)	(175)	15,893	(410)	(58)

Non-GAAP adjusted loss from continuing operations	(418,146)	(254,335)	(35,958)	(1,252,806)	(901,531)	(127,462)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019

Net income/(loss) from continuing operations	(516,855)	(267,182)	(37,774)	(1,026,598)	(1,012,706)	(143,181)

Add: Share-based compensation expenses	71,674	(1,202)	(170)	933,769	75,436	10,665
- Cost of revenue	(16)	—	—	137	—	—
- Sales and marketing	(157)	—	—	387	—	—
- General and administrative	71,213	37	5	917,352	75,846	10,723
- Research and development	634	(1,239)	(175)	15,893	(410)	(58)

Fair value change of derivative liabilities	—	—	—	(1,185,090)	—	—

Non-GAAP adjusted net loss from continuing operations	(445,181)	(268,384)	(37,944)	(1,277,919)	(937,270)	(132,516)

Non-GAAP adjusted net loss from continuing operations per share – basic	(0.51)	(0.30)	(0.04)	(3.70)	(1.06)	(0.15)
Non-GAAP adjusted net loss from continuing operations per share – diluted	(0.51)	(0.30)	(0.04)	(3.70)	(1.06)	(0.15)
Weighted average shares outstanding – basic	877,180,394	882,780,751	882,780,751	345,484,292	882,463,904	882,463,904
Weighted average shares outstanding – diluted	877,180,394	882,780,751	882,780,751	345,484,292	882,463,904	882,463,904

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB7.0729 as of the end of September 2019 stipulated by the People’s Bank of China.